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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                                ----------------
                            AKAMAI TECHNOLOGIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ----------------

          Options to Purchase Common Stock, Par Value $0.01 Per Share,
                  Having an Exercise Price of More Than $13.00
                         (Title of Class of Securities)

                                ----------------
                                   00971T 10 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                              Kathryn Jorden Meyer
                       Vice President and General Counsel
                            Akamai Technologies, Inc.
                              500 Technology Square
                         Cambridge, Massachusetts 02139
                                 (617) 250-3000
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                               John H. Chory, Esq.
                              Susan W. Murley, Esq.
                               Hale and Dorr, LLP
                                 60 State Street
                              Boston, MA 02109-1803
                                 (617) 526-6000

                            CALCULATION OF FILING FEE

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     Transaction valuation*                     Amount of filing fee
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     $32,051,776                                $6,410

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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 12,449,300 shares of common stock of Akamai Technologies, Inc. having an aggregate value of $32,051,776 as of April 3, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                        Amount Previously Paid:  $6,410.
                    Form or Registration No.:  Schedule TO.

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                    Filing party:  Akamai Technologies, Inc.
                          Date filed:  April 4, 2001.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]


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This Final Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 4, 2001 and as amended by Amendment No. 1 thereto filed on April 23, 2001 (as amended, the "Schedule TO"), reports the final results of our offer to certain employees to exchange, for compensatory purposes, certain options outstanding under the Option Plans (as defined in the Schedule TO) to purchase shares of the Company's Common Stock, par value $0.01 per share, having an exercise price of more than $13.00, other than the "Special Options" (as defined in the Schedule TO), for shares of the Company's restricted common stock that will be granted under the Company's Second Amended and Restated 1998 Stock Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated April 4, 2001 (the "Offer to Exchange") and the related cover letter attached as Exhibits
(a)(1) and (a)(2) to the Schedule TO.





Item 4.  Terms of the Transaction.


     Item 4 of the Schedule TO is hereby amended to add the following sentences:



     The Offer to Exchange expired at 12:00 midnight, east coast time, on May 3, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 6,594,046 shares of the Company's common stock. The Company will issue 3,441,777 shares of restricted stock in exchange for the options surrendered in the offer.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                                   AKAMAI TECHNOLOGIES, INC.

                                   /s/ Kathryn Jorden Meyer
                                   ---------------------------------------------
                                   Kathryn Jorden Meyer
                                   Vice President, General Counsel and Secretary

Date:May 9, 2001